UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MHI Hospitality Corporation
Full Name of Registrant

Former Name if Applicable

4801 Courthouse Street, Suite 201
Address of Principal Executive Office (Street and Number)

Williamsburg, Virginia 23188
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MHI Hospitality Corporation (the “Company”) has substantially completed its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Form 10-Q”). The Company has determined that it is unable to file the Form 10-Q

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

within the prescribed time period without unreasonable effort and expense because the Company and the banks that form the lending group for the Company’s revolving credit facility have recently reached agreement in principle on certain terms of a proposed amendment to the Company’s credit agreement, including adjustments in financial covenants. The Company believes this information should be included in the Form 10-Q and requires additional time to modify the Form 10-Q to reflect this event. In addition, the substantial time and resources dedicated to the negotiations by the Company’s management directly affects the Company’s ability to timely file its Form 10-Q without unreasonable effort or expense. Additional time is required to finalize the Form 10-Q. The Company plans to file its Form 10-Q by May 20, 2009, as prescribed by Rule 12b-25.

There can be no assurance that an amendment will be completed on acceptable terms, on a timely basis or at all. There can be no assurance that if an amendment is completed, events in the future will not require the Company to seek additional capital or further amendments to its financing arrangements or, if so required, that such will be available on terms acceptable to the Company or at all.

CAUTION REGARDING FORWARD–LOOKING INFORMATION

This Notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements pertaining to the ability of the Company to obtain an amendment of certain covenants in the credit agreement and statements regarding the estimated timing for the filing of the Company’s Form 10-Q. The forward-looking statements in this Notification of Late Filing on Form 12b-25 do not constitute guarantees of future performance and involve a number of factors that could cause actual results to differ materially, including, without limitation, economic conditions, credit market conditions, risks associated with the Company’s business and other risks and uncertainties described in greater detail under “Risk Factors” in the Company’s Annual Report on Form 10-K and subsequent reports filed with the Securities and Exchange Commission. The Company undertakes no obligation and does not intend to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Julia Farr Connolly	(301)	220-5411
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MHI Hospitality Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2009	By	/s/ Andrew M. Sims
Andrew M. Sims, President and Chief Executive Officer

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